UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one):  X Form 10-K __ Form 20-F __ Form 10-QSB __ Form N-SAR

For period ended: June 30, 1997

          [ ] Transition Report on Form 10-K and Form 10-KSB
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q and Form 10-QSB
          [ ] Transition Report on Form N-SAR
          For the transition period ended

SEC File Number 0-27390

CUSIP Number - 48186 P 208

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________

PART I-REGISTRANT INFORMATION

JUNGLE STREET, INC.
--------------------------------------
Full Name of Registrant

--------------------------------------
Former Name if Applicable

215 Yakima Street
Wenatchee, Washington 98801
(509) 664-9004
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Address and telephone number of
principal executive office

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)  The subject annual report, semi-annual report, transition report on
Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]   (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III-NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-KSB could not be filed because the registrant's independent certified accountant requires more time to complete the financial statements and render its opinion, due primarily to a change in the accounting personnel at the registrant. See the attached letter from the accountant.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Roger P. Vallo, CEO             (509)           664-9004
      (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is
no, identify report(s).  [X]  Yes    __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
__ Yes    [X]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                               JUNGLE STREET, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date     September 29, 1997                By:  /s/ Roger P. Vallo
                                           Roger P. Vallo, President and CEO






Attachment:

Accountant's Letter


Mantyla, McReynolds and Associates, CPA's
5872 South 900 East, Suite 250
Salt Lake City, Utah 84121
801.269.1818


September 29, 1997


To Whom it May Concern:


Due to a change in accounting personnel of the Company, the audit for the year ended June 30, 1997 of Jungle Street, Inc., including the accounts of its wholly-owned subsidiary, Televar Northwest Inc., requires additional time to complete.

Sincerely,

Mantyla, McReynolds and Associates, CPA's

/s/ Kim G. McReynolds

Kim G. McReynolds, CPA
KGM:mcp